 SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTOR

SYCUAN US VALUE FUND
A SERIES OF THE
SYCUAN FUNDS

LETTER OF INVESTMENT INTENT

September    23   , 2003

To the Board of Trustees of the Sycuan Funds

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the Sycuan US Value Fund, a series of the Sycuan Funds, in the amount of one hundred thousand dollars ($100,000.00) for ten thousand (10,000) shares at net asset value of ten dollars ($10.00) per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of one hundred thousand dollars ($100,000.00).

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Sycuan Tribal Development Corporation
Dated September 23 , 2003
/s/ John Tang

By: JOHN TANG
PRESIDENT